Exhibit 99.11

Talking Points: Calls with Customers,

Suppliers, Distributors, KOLs…

•	Philips has signed an agreement to acquire BioTelemetry, a leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care.

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BioTelemetry provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers.

•	This acquisition is a strategic complement to the Philips Connected Care portfolio and expands our global leadership in patient care management solutions for the hospital and the home.

•	Philips and BioTelemetry remain two separate businesses until the acquisition closes. During this period, we will continue to keep our customers first and do not change our focus or ways of working.

•	We know that you are counting on us and we will continue to maintain our obligations and commitments to you. If needed: any offers and proposals we’ve made to you remain and will stay their course.

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BioTelemetry’s approximately 1,900 employees who will join Philips are based around the world, with headquarters outside Philadelphia (in Malvern, PA) and offices across the United States, Sweden, Belgium, UK and in North Macedonia.

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Once BioTelemetry is a part of Philips at the close of the transaction, it will form a new business in the Connected Care cluster, reporting to Roy Jakobs, Chief Business Leader, Connected Care, Philips.

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BioTelemetry is a publicly traded company. With this, Philips has tendered an offer to acquire all the issued and outstanding shares of BioTelemetry. The board of directors of BioTelemetry has approved the transaction and the next step is to recommend the offer to its shareholders. This process, including customary closing conditions and certain regulatory clearances, can take several months and we anticipate the transaction will close in the first quarter of 2021.